Abigail P. Hemnes abigail.hemnes@klgates.com
September 3, 2021
T +1 617 951 9053 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention:	Christina DiAngelo Fettig
Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-258385
Registration Statement on Form N-14

Dear Mr. Oh and Ms. Fettig:

On behalf of the Trust, we submit this letter in response to comments received by telephone on August 26, 2021 from Christina DiAngelo Fettig of the accounting review staff of the Securities and Exchange Commission (the “SEC”), and on August 27, 2021, from Sonny Oh of the SEC disclosure review staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Opportunistic Fixed Income Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Short Duration Credit Opportunities Fund (the “Target Fund” and together with the Acquiring Fund, the “Funds”), also a series of the Trust, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on August 2, 2021, accession no. 0001133228-21-004172.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Accounting Staff Comments

1.	Comment — Under “Summary Comparisons of Target Fund to Acquiring Fund – Investment Objectives and Principal Investment Strategies,” please consider revising the disclosure stating that the Target Fund “considers related investments to include derivatives” as it indicates the Acquiring Fund does not invest in derivatives.

Response — In response to this comment the Trust has revised the disclosure in the paragraph to read as follows:

The primary difference in the Funds’ stated principal investment strategies is that, whereas the Target Fund has a policy to invest at least 80% of its assets in bonds and related investments and maintain an average portfolio duration of approximately three years or less, the Acquiring Fund has a policy to invest at least 80% of its net assets (plus any borrowings for investment

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purposes) in fixed-income instruments. The Target Fund considers related investments to include derivatives (such as total return swaps, interest-rate swaps, credit default swaps, credit default swap indexes, and futures), loans, and credit-linked notes, and may be used for hedging purposes or as a substitute for investing in bonds. The Acquiring Fund also utilizes derivatives (exchange-traded or over-the-counter), which may include futures contracts, options, credit default swaps, foreign currency swaps, interest rate swaps, total return swaps and foreign currency forward contracts. The Acquiring Fund considers fixed income instruments to include, but not be limited to the following securities, which may be denominated in U.S. dollars or foreign currencies: sovereign debt, inflation-linked bonds, corporate and high yield credit (also known as “junk bonds”), securitized debt, bank loans and floating rate loans and emerging markets debt, convertible and hybrid securities.

2.	Comment — Under “Summary Comparisons of Target Fund to Acquiring Fund – Investment Objectives and Principal Investment Strategies,” please clarify whether the disclosure stating that the Target Fund will need to reposition certain portfolio holdings is intended to indicate that the repositioning is a forced sale or that the repositioning is planned.

Response — Supplementally, the Trust confirms that the Target Fund is planning to reposition certain of its portfolio holdings as part of the Reorganization. The Trust notes that it will utilize a transition manager to assist in transitioning the Target Fund’s holdings in connection with the Reorganization. Therefore, the Trust has revised the disclosure to read as follows:

Prior to the consummation of the Reorganization, the Target Fund ~~will need~~ is planning to reposition certain of its portfolio holdings as part of the Reorganization. The Target Fund will use a transition manager to assist in transitioning cash and portfolio securities in connection with the Reorganization. The Advisor believes that such repositioning may be significant. The Target Fund is ~~expected~~ planning to sell approximately 99.5% of its investments and invest the proceeds of such sales in treasury instruments, ~~or hold~~ cash and/or cash equivalents, or in securities currently held by the Acquiring Fund.

3.	Comment — Under “Summary Comparisons of Target Fund to Acquiring Fund – Investment Objectives and Principal Investment Strategies,” please clarify why the proceeds of the sale of 99.5% of the Target Fund’s investments will be invested in treasury instruments or will be held as cash and/or cash equivalents.

Response — Supplementally, the Trust has revised its disclosure to note that 99.5% of the Target Fund will be repositioned prior to the Reorganization and 72% will be held in treasury instruments or in cash and/or cash equivalents due to differences in opinion of the two Funds’ portfolio manager teams in selecting securities. The Trust notes that different portfolio management teams will make different investment decisions, even if the strategies of the funds they manage are similar, given the broad universe of securities and differences in the Acquiring Fund and Target Fund’s investment processes. Please also see the response to Comment 2 above.

4.	Comment — Under “Summary Comparisons of Target Fund to Acquiring Fund – Investment Objectives and Principal Investment Strategies,” please clarify the timeframe for the analysis of the brokerage commissions and capital loss that is expected to result from the sale of portfolio securities.

Response — In response to this comment the Trust has revised the disclosure to read as follows:

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As of May 10, 2021, the sales ~~Sales~~ of portfolio securities by the Target Fund are expected to result in brokerage commissions of approximately $437,875 (0.25%, or $0.02 per share), resulting in anticipated capital loss of $486,444 ($0.02 per share). Purchases of portfolio securities by the Target Fund are expected to result in brokerage commissions of approximately $28,736 (0.02%, or less than $0.01 per share). Sales of portfolio securities by the Acquiring Fund after the Reorganization are expected to ~~result in brokerage commissions of approximately $31,738 (0.02%, or less than $0.01 per share), resulting in anticipated capital loss of $427,696 ($0.02 per share)~~have no cost. The actual costs and capital gains may differ due to the timing of such sales.

5.	Comment — Under “Comparison of Fund Classes,” please clarify why the Target Fund’s Class R2, Class R4 and Class R5 shares are not involved in the Reorganization.

Response — Supplementally, the Trust notes that the Target Fund’s Class R2, Class R4 and Class R5 shares are not involved in the Reorganization because they are not operational share classes. In response to this comment the Trust has revised the disclosure to read as follows:

Each Fund currently offers Class A, Class C, Class I, Class R6 and Class NAV shares, as well as Class 1 for the Acquiring Fund only, and Class R2, Class R4 and Class R5 shares for the Target Fund only, which are not involved in the Reorganization because they are not operational share classes.

6.	Comment — Under “Comparison of Fund Classes,” please compare the differences between the Target and the Acquiring Funds’ sales charges.

Response — In response to this comment the Trust has revised the disclosure to read as follows:

▪	Class A shares of the Acquiring Fund are offered with a front-end sales charge of 5.00%. Class A shares of the Target Fund are offered with a front-end sales charge of 2.50%.

▪	Class A shares of the Acquiring Fund are offered with a ~~front-end sales charge and there is a~~ 1.00% contingent deferred sales charge (“CDSC”) on certain investments in Class A shares, including those of $1 million or more that are sold within one year of purchase. Class A Shares of the Target Fund are offered with a 0.50% CDSC on certain investments in Class A shares, including those of $250,000 or more that are sold within one year of purchase.

7.	Comment — Under “Comparison of Investment Risks,” please supplementally explain and consider revisions to the presentation of the Funds’ risks. The Accounting staff notes that the risks attributable to the Acquiring Fund and the Target Fund appear identical.

Response — While “Foreign securities risk”, “Hedging, derivatives, and other strategic transactions risk” and “Sector risk” are applicable to both the Target Fund and the Acquiring Fund, the “Hedging, derivatives, and other strategic transactions risk” applicable to the Acquiring Fund includes disclosure noting additional derivatives that the Fund may invest in. In addition, the “Sector risk” applicable to the Acquiring Fund includes disclosure discussing the Fund’s investment in securities of companies in the financial services sector. Finally, while the “Foreign securities risk” is identical for both the Acquiring and Target Fund, the Target Fund has an associated risk (“Hong Kong Bond Connect Program (Bond Connect) risk”) that is not applicable to the Acquiring Fund and has accordingly been disclosed as differing. In response to this comment, the Trust has revised the disclosure to remove the enumerated risks from the “Principal Risks Specific to John Hancock Short Duration Credit Opportunities Fund” and “Principal Risks

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Specific to John Hancock Opportunistic Fixed Income Fund” sections and the following risks are added under the “Principal Risks Applicable to Both Funds” section:

Hedging, derivatives, and other strategic transactions risk. Hedging, derivatives, and other strategic transactions may increase a fund’s volatility and could produce disproportionate losses, potentially more than the fund’s principal investment. Risks of these transactions are different from and possibly greater than risks of investing directly in securities and other traditional instruments. Under certain market conditions, derivatives could become harder to value or sell and may become subject to liquidity risk (i.e., the inability to enter into closing transactions). Target Fund: Derivatives and other strategic transactions that the fund intends to utilize include: credit default swaps, futures contracts, total return swaps, and interest-rate swaps. Futures contracts and swaps generally are subject to counterparty risk. In addition, swaps may be subject to interest-rate and settlement risk, and the risk of default of the underlying reference obligation. Acquiring Fund: Derivatives and other strategic transactions that the fund intends to utilize include: credit default swaps, foreign currency forward contracts, foreign currency swaps, total return swaps, futures contracts, options on futures, interest-rate swaps, inverse floating-rate securities, options, reverse repurchase agreements, and swaps. Foreign currency forward contracts, futures contracts, options, and swaps generally are subject to counterparty risk. In addition, swaps may be subject to interest-rate and settlement risk, and the risk of default of the underlying reference obligation. Derivatives associated with foreign currency transactions are subject to currency risk. An event of default or insolvency of the counterparty to a reverse repurchase agreement could result in delays or restrictions with respect to the fund’s ability to dispose of the underlying securities. In addition, a reverse repurchase agreement may be considered a form of leverage and may, therefore, increase fluctuations in the fund’s net asset value per share (NAV).

Sector risk. When a fund focuses its investments in certain sectors of the economy, its performance may be driven largely by sector performance and could fluctuate more widely than if the fund were invested more evenly across sectors. Acquiring Fund: To the extent that a fund invests in securities of companies in the financial services sector, the fund may be significantly affected by economic, market, and business developments, borrowing costs, interest-rate fluctuations, competition, and government regulation, among other factors, impacting that sector.

8.	Comment — Under “Comparison of Expenses,” please update to include the pro forma total annual operating expenses of the shares of the Acquiring Fund as opposed to the total annual operating expenses of the shares of the Acquiring Fund.

Response — In response to this comment the Trust has revised the disclosure in the paragraph to read as follows:

As shown in the table below, the~~The~~ pro forma total annual operating expenses of the Class C, Class I, Class R6 and Class NAV shares of the combined Acquiring Fund to be issued in the Reorganization are expected to be higher than the expenses of the Class C, Class I, Class R6 and Class NAV shares of the Target Fund to be exchanged, respectively, before expense waivers, and to be lower than the expenses of the Class A, Class C, Class I, Class R6 and Class NAV shares of the Target Fund to be exchanged, respectively, after expense waivers. Specifically, the pro forma net expense ratios of the combined Acquiring Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of February 28, 2021 were 1.21%, 1.96%, 0.96%, 0.85% and 0.84%, respectively, after current expense waivers, whereas the expense ratios of the Target Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of May 10, 2021 were 1.35%, 2.05%, 1.05%, 0.94% and 0.93%, respectively, after current expense waivers.

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As shown in the table below~~Additionally~~, the pro forma gross expense ratios of the classes of shares of the combined Acquiring Fund are expected to be higher than the respective operating expense ratios for the corresponding share class of the Target Fund~~your fund~~ before expense waivers for Class C, Class I, Class R6 and Class NAV shares. Specifically, the pro forma gross expense ratios of the combined Acquiring Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of February 28, 2021 were 1.35~~2.07~~%, 2.10~~2.82~~%, 1.10~~1.82~~%, 0.99~~1.71~~% and 0.98~~1.70~~%, respectively, before current expense waivers, whereas the expense ratios of the Target Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of May 10, 2021 were 1.36%, 2.06%, 1.06%, 0.95% and 0.94%, respectively, before current expense waivers. ~~On a pro forma basis, for the 12-month period ended February 28, 2021, the Reorganization would result in a $228,400 decrease in combined other operating expenses (including audit fees), due to the combined fund eliminating duplicative expenses and achieving other operating economies of scale, resulting in $0.01 per share expense decrease.~~ After the expiration of the current expense waivers, if the expense waivers are not continued past their expiration date, the expenses borne by shareholders of the Acquiring Fund would increase.

	John Hancock Short Duration Credit Opportunities Fund (Target Fund) (12-month period ended January 31, 2021, adjusted for Target Fund assets as of May 10, 2021)	John Hancock Opportunistic Fixed Income Fund (Acquiring Fund) (12-month period ended February 28, 2021)	John Hancock Opportunistic Fixed Income Fund (Acquiring Fund) (Pro Forma combining Target Fund and Acquiring Fund) (12-month period ended February 28, 2021)
Class A (Gross Expense Ratio)	1.36%	2.07%	1.35%
Class A (Net Expense Ratio)	1.35%	1.21%	1.21%
Class C (Gross Expense Ratio)	2.06%	2.82%	2.10%
Class C (Net Expense Ratio)	2.05%	1.96%	1.96%
Class I (Gross Expense Ratio)	1.06%	1.82%	1.10%
Class I (Net Expense Ratio)	1.05%	0.96%	0.96%
Class R6 (Gross Expense Ratio)	0.95%	1.71%	0.99%
Class R6 (Net Expense Ratio)	0.94%	0.85%	0.85%
Class NAV (Gross Expense Ratio)	0.94%	1.70%	0.98%
Class NAV (Net Expense Ratio)	0.93%	0.84%	0.84%
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9.	Comment — Under “Comparison of Expenses,” please update to remove the disclosure noting the decrease in combined other operating expense due to eliminating duplicative expense and achieving other operating economics of scale.

Response — The Trust has made the requested change. Please see the response to Comment 8 above.

10.	Comment — Under “Comparison of Expenses,” please confirm supplementally that the fees presented are current fees consistent with Item 3 of Form N-14.

Response — The Trust confirms that expenses of the Target Fund reflect current fees. With respect to the combined Acquiring Fund, the Trust has updated the fee table to reflect current fees based on more recent net asset information. The Trust has revised the introductory paragraph to the fee tables as follows to reflect the same:

The following expense tables briefly describe the fees and the expenses that shareholders of the Target Fund and the Acquiring Fund may pay if they buy and hold shares of each respective Fund and are based on: (a) expenses paid by Class A, Class C, Class I, Class R6 and Class NAV shares of the Target Fund for the twelve-month period ended January 31, 2021, adjusted for Target Fund assets as of May 10, 2021; (b) estimated expenses for ~~paid by~~ Class A, Class C, Class I, Class R6 and Class NAV shares of the Acquiring Fund for the twelve-month period ended February 28, 2021; and (c) the pro forma expenses of the Class A, Class C, Class I, Class R6 and Class NAV shares of the combined Acquiring Fund to be received in the Reorganization as of February 28, 2021, adjusted for Target Fund assets as of May 10, 2021 (showing the effect of the Reorganization had it occurred on March 1, 2020, the beginning of the twelve month period ended February 28, 2021). The expense tables set forth below do not include any of the reorganization or repositioning costs. The Fund’s expenses after the Reorganization may be greater or less than those shown. After the expiration of the current expense waivers, if the expense waivers are not continued past their expiration date, the expenses borne by shareholders of the Acquiring Fund would increase.

11.	Comment — Under “Comparison of Expenses,” please add disclosure indicating that the Fee Tables do not include the effects of the reorganization costs, which are allocated to the Target Fund.

Response — Please see the revised language noted in response to Comment 10 above.

12.	Comment — Under “Comparison of Expenses – the Funds’ expenses” please disclose the reorganization costs in dollars and basis points.

Response — The Trust has revised the disclosure to include the disclosure provided in response to Comment 4 above.

13.	Comment — Under “Comparison of Expenses,” the disclosure states that the expense tables show expenses paid by Class A, Class C, Class I, Class R6 and Class NAV shares of the Acquiring Fund for the twelve-month period ended February 28, 2021. Please clarify this statement, as Class A, Class C and Class I shares of the Acquiring Fund had not commenced operations as of that date.
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Response — The Trust confirms that the expenses reflected in the Fee Table with respect to Class A, Class C, Class I, Class R6 and Class NAV of the Acquiring Fund are estimated based on the fees of the existing share classes. Please also see the response to Comment 10 above.

14.	Comment — Under “Comparison of Expenses,” please rename “Underlying Fund Fees” to “Acquired Fund Fees and Expenses” within each Fee Table.

Response — The Trust has made the requested change.

15.	Comment — Under “Comparison of Expenses - Target Fund Class A - Acquiring Fund Class A” with respect to footnote 2 of the table, please describe in correspondence the expenses that have been excluded from the expense limitation agreement.

Response — Supplementally, the Trust notes that the Expense Limitation Agreement excludes: taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, class-specific expenses, borrowing costs, prime brokerage fees, acquired fund fees and expenses paid indirectly, and short dividend expense.

16.	Comment — Under “Comparison of Expenses” with respect to footnote 2 of the table, please consider replacing the language in clause “(h)” with “acquired fund fees and expenses”.

Response — The Trust has revised the disclosure as follows:

The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the Acquiring Fund and the combined fund in an amount equal to the amount by which expenses of the fund exceed 0.80% of average daily net assets of the fund. For purposes of this agreement, “expenses of the fund” means all fund expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) class-specific expenses, (f) borrowing costs, (g) prime brokerage fees, (h) acquired fund~~Target Fund~~ fees and expenses paid indirectly, and (i) short dividend expense.

17.	Comment — Under “Comparison of Expenses – Examples,” please consider clarifying that the expense example figures assume that the currently effective expense waivers will remain in place for the first year only.

Response — The Trust has revised the disclosure as follows:

The examples assume that you redeem all of your shares at the end of those periods, except as shown below. The examples reflect the contractual expense waiver only for the ~~duration of the waivers reflected in the Annual Fund Operating Expenses tables above~~ one year period. The examples are for comparison purposes only and are not a representation of your Fund’s or the Acquiring Fund’s actual expenses or returns, either past or future.

18.	Comment — Under “Comparison of Expenses – Examples,” please consider adding the disclosure regarding the automatic conversion of Class C shares to Class A shares.
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Response — The Trust believes that the current disclosure is consistent with Form N-1A and its requirements. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

19.	Comment — Under “Comparison of Advisory Agreements – Comparison of Fund Performance,” please disclose that the Target Fund “will be,” rather than “is expected to be,” the performance survivor following the Reorganization.

Response — The Trust will make the requested change.

20.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Reasons for the Reorganization,” please provide specific reasons as to why the Target Fund and the Acquiring Fund were chosen to merge.

Response — Supplementally, the Trust notes that management believes the Acquiring Fund’s strategy as of February 28, 2020, while similar to the Target Fund, will better position the combined fund for the long-term through an increase in assets, more time for the new subadvisor to produce a track record with the new investment strategy, and the initial offering of retail share classes by the Acquiring Fund.

21.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Reasons for the Reorganization,” please clarify why Class A shares are specifically noted with respect to the Board’s conclusion on expenses.

Response — Supplementally, the Trust notes that the sentence is indicating that the Acquiring Fund would offer investors a fixed income-investment style similar to that of the Target Fund with lower net expenses after expense waivers for all share classes and before expense waivers for the Class A shares. The Trust has revised the disclosure as follows:

After review and analysis, the Adviser recommended, and the Board concluded, that the Acquiring Fund would offer investors a fixed income-investment style similar to that of the Target Fund, with higher gross expenses and lower net expenses after expense waivers for each share class and before expense waivers for Class A shares, the potential for lower future expenses and the potential for better future performance.

22.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Board Consideration of the Reorganization,” Item 11 indicates that the Board considered alternatives to the Reorganization, including liquidating the Target Fund. However, other disclosure in the “Proposal to Approve an Agreement and Plan of Reorganization” section indicates that if the Reorganization is not approved, the Board may decide to continue operating the Target Fund or liquidate the Target Fund. Please clarify or supplementally explain why these disclosures are consistent.

Response — The Trust has revised the disclosure under the heading “Reasons for the Reorganization” as follows:

If shareholders do not approve the Reorganization, the Board will take such action as it deems to be in the best interests of the Target Fund, which may include continuing to operate the

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Target Fund as a stand-alone fund, liquidating the Target Fund, merging the Target Fund with other funds, or such other options the Board may consider.

In addition, the Trust has revised the disclosure in Item 11 as follows:

(11) possible alternatives to the Reorganization, including continuing to operate the Target Fund as a stand-alone fund, liquidating the ~~liquidation of~~ Target Fund, ~~or~~ merging the Target Fund ~~possible mergers~~ with other funds or such other options that the Board deems to be in the best interests of the Target Fund.

23.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Board Consideration of the Reorganization,” similar to Comment 19 above, please disclose that the Acquired Fund “will be,” rather than “is expected to be,” the performance survivor following the Reorganization.

Response — The Trust will make the requested change.

24.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” similar to Comments 19 and 23 above, please disclose that the Acquired Fund “will be,” rather than “is expected to be,” the performance survivor following the Reorganization.

Response — The Trust will make the requested change.

25.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” please confirm whether the Board considered that the Target Fund would sell a significant portion of its securities.

Response — Supplementally, the Trust confirms that the Board considered the material aspects of the reorganization as presented by management at the Board’s June 24th meeting. The Trust further confirms that the Board will receive any necessary updates on the associated costs of the Reorganization, including updates to the Target Fund’s repositioning and the use of a transition manager, at the Board’s September meeting.

26.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” similar to Comment 8 above, please update the disclosure related to the Board’s consideration of the pro forma operating expense ratios of the Acquiring Fund as compared to the Target Fund to show the pro forma figures.

Response — The Trust has revised the disclosure as follows:

As shown in the table below~~Specifically~~, the pro forma net expense ratios of the combined Acquiring Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of February 28, 2021 were 1.21%, 1.96%, 0.96%, 0.85% and 0.84%, respectively, after current expense waivers, whereas the expense ratios of the Target Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of May 10, 2021 were 1.35%, 2.05%, 1.05%, 0.94% and 0.93%, respectively, after current expense waivers.

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As shown in the table below~~Additionally~~, the pro forma gross expense ratios of the classes of shares of the combined Acquiring Fund are expected to be higher than the respective operating expense ratios for the corresponding share class of the Target Fund before expense waivers for Class C, Class I, Class R6 and Class NAV shares. Specifically, the pro forma gross expense ratios of the combined Acquiring Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of February 28, 2021 were 1.35~~2.07~~%, 2.10~~2.82~~%, 1.10~~1.82~~%, 0.99~~1.71~~% and 0.98~~1.70~~%, respectively, before current expense waivers, whereas the expense ratios of the Target Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of May 10, 2021 were 1.36%, 2.06%, 1.06%, 0.95% and 0.94%, respectively, before current expense waivers. In addition, the Acquiring Fund’s advisory fee schedule is lower than the Target Fund’s advisory fee schedule. Over the longer term, the potential for increased asset size of the combined fund may allow it, relative to either Fund currently, to reduce per-share expenses by spreading fixed costs over a larger asset base.

	John Hancock Short Duration Credit Opportunities Fund (Target Fund) (12-month period ended January 31, 2021, adjusted for Target Fund assets as of May 10, 2021)	John Hancock Opportunistic Fixed Income Fund (Acquiring Fund) (12-month period ended February 28, 2021)	John Hancock Opportunistic Fixed Income Fund (Acquiring Fund) (Pro Forma combining Target Fund and Acquiring Fund) (12-month period ended February 28, 2021)
Class A (Gross Expense Ratio)	1.36%	2.07%	1.35%
Class A (Net Expense Ratio)	1.35%	1.21%	1.21%
Class C (Gross Expense Ratio)	2.06%	2.82%	2.10%
Class C (Net Expense Ratio)	2.05%	1.96%	1.96%
Class I (Gross Expense Ratio)	1.06%	1.82%	1.10%
Class I (Net Expense Ratio)	1.05%	0.96%	0.96%
Class R6 (Gross Expense Ratio)	0.95%	1.71%	0.99%
Class R6 (Net Expense Ratio)	0.94%	0.85%	0.85%
Class NAV (Gross Expense Ratio)	0.94%	1.70%	0.98%
Class NAV (Net Expense Ratio)	0.93%	0.84%	0.84%

27.	Comment — Under “Further Information on the Reorganization - Additional Terms of the Agreement and Plan of Reorganization - Expenses of the Reorganization,” please explain how the Target Fund was determined to be the primary beneficiary over the Acquiring Fund.

Response — Supplementally, the Trust notes that the proposed merger is expected to benefit the shareholders of the Target Fund in the form of lower net expense ratio for each class and the potential for improved performance utilizing the Acquiring Fund’s investment strategy as revised as of February 28, 2020. Additionally, management estimates that Target Fund shareholders will benefit with a 10 basis point and approximately $0.01 per share expense reduction.

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28.	Comment — Under “Capitalization,” please remove references to assuming that the Reorganization occurred a year prior to the as-of date of the capitalization figures.

Response — The Trust will make this change.

29.	Comment — Under “Capitalization,” please make the table more current.

Response — The Acquiring Fund has included more current capitalization information as of a date after the large redemption, while the Target Fund has included capitalization information as of its most recent fiscal period end. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

30.	Comment — Under “Capitalization,” please update the cell in the table discussing the reduction in net assets and net asset values per share of the Target Fund so that it only reflects Reorganization costs as portfolio repositioning costs are not required.

Response — The Trust has revised relevant disclosure as follows:

Reduction in net assets and net asset values per share of the Target Fund to reflect the costs of the ~~portfolio trading costs, and decrease in outstanding shares relative to net asset value upon the~~ Reorganization.

31.	Comment — Under “Supplemental Financial Information,” please reconcile the disclosure indicating that the Target Fund’s actual portfolio holdings are as of May 10, 2021, whereas the Financial Information schedules are as of June 30, 2021.

Response — The Trust has revised relevant disclosure as follows:

Schedules of investments of the Target Fund included below reflect: (1) the Target Fund’s actual portfolio holdings as of ~~May 10,~~ June 30, 2021; and (2) the Target Fund’s portfolio holdings as of December 13, 2021 reflecting the anticipated sale of the Target Fund’s portfolio holdings in connection with the Reorganization. Notwithstanding the foregoing, changes may be made to the Target Fund’s portfolio in advance of the Reorganization and/or the Acquiring Fund’s portfolio following the Reorganization.

Disclosure Staff Comments

32.	Comment — In the shareholder letter section under the heading “How to vote,” the disclosure states that “[d]ue to the difficulties arising from the COVID-19 pandemic,” the date, time or manner in which the special meeting is held may change. Given that the meeting will be held by phone, please supplementally explain what might cause a change to the manner in which the special meeting is held?

Response — The Trust does not plan to change the manner in which the special meeting will be held. However, there are still numerous uncertainties related to the COVID-19 pandemic that could potentially impact the special meeting, including, among others, employee availability or third-party platform hosting availability beyond the Trust’s control.

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33.	Comment — Please explain why there are two shareholder letters.

Response — Each shareholder letter is directed at a different category of Target Fund shareholders. The first letter is the letter that will be sent to investors who hold Target Fund shares directly with the Target Fund. The second letter is the letter that will be sent to investors who hold Target Fund shares through financial intermediaries. The content of both letters is identical other than the specific Internet site and telephone number related to Internet and telephone number related to Internet and telephone voting, respectively. Accordingly, the Trust declines to make any changes in response to this comment.

34.	Comment — In the Notice of Special Meeting of Shareholders, there is disclosure regarding a shareholder’s plans to “attend the meeting.” Given that the meeting will be held telephonically, please consider clarifying this in such disclosures.

Response — The Trust has revised the disclosure as follows:

Whether or not you expect to attend the telephonic meeting, please complete and return the enclosed proxy card(s).

35.	Comment — Under “How the Reorganization will Work,” please update the bulleted description of the share conversions into a chart. Also please include the share conversions in chart format within the notice.

Response — The Trust will add the share conversion chart to the Notice as well as remove the second through sixth bullets under “How the Reorganization will Work,” and will add the following disclosure and chart as follows:

▪	The Acquiring Fund will issue shares to your Fund in an amount equal to the value of your Fund’s net assets attributable to corresponding shares as shown in the chart below. These shares will be distributed to your Fund’s applicable class of shareholders in proportion to their holdings on the Reorganization date.

John Hancock Short Duration Credit Opportunities Fund (Target Fund)	John Hancock Opportunistic Fixed Income Fund (Acquiring Fund)
Class A	Class A
Class C	Class C
Class I	Class I
Class R6	Class R6
Class NAV	Class NAV

36.	Comment — Under “Rationale for the Reorganization,” please update the fee disclosure into a chart format.

Response — The Trust has revised the disclosure as follows:

As shown in the table below~~Specifically~~, the pro forma net expense ratios of the combined Acquiring Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of February 28, 2021 were 1.21%, 1.96%, 0.96%, 0.85% and 0.84%, respectively, after current expense

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waivers, whereas the expense ratios of the Target Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of May 10, 2021 were 1.35%, 2.05%, 1.05%, 0.94% and 0.93%, respectively, after current expense waivers.

As shown in the table below~~Additionally~~, the pro forma gross expense ratios of the classes of shares of the combined ~~aA~~cquiring ~~f~~Fund are expected to be higher than the respective operating expense ratios for the corresponding share class of the Target Fund~~your fund~~ before expense waivers for Class C, Class I, Class R6 and Class NAV shares. Specifically, the pro forma gross expense ratios of the combined Acquiring Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of February 28, 2021 were 1.35~~2.07~~%, 2.10~~2.82~~%, 1.10~~1.82~~%, 0.99~~1.71~~% and 0.98~~1.70~~%, respectively, before current expense waivers, whereas the expense ratios of the Target Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of May 10, 2021 were 1.36%, 2.06%, 1.06%, 0.95% and 0.94%, respectively, before current expense waivers. In addition, the Target Fund’s advisory fee schedule is higher than that of the Acquiring Fund. After the expiration of the current expense waivers, if the expense waivers are not continued past their expiration date, the expenses borne by shareholders of the Acquiring Fund would increase.

	John Hancock Short Duration Credit Opportunities Fund (Target Fund) (12-month period ended January 31, 2021, adjusted for Target Fund assets as of May 10, 2021)	John Hancock Opportunistic Fixed Income Fund (Acquiring Fund) (12-month period ended February 28, 2021)	John Hancock Opportunistic Fixed Income Fund (Acquiring Fund) (Pro Forma combining Target Fund and Acquiring Fund) (12-month period ended February 28, 2021)
Class A (Gross Expense Ratio)	1.36%	2.07%	1.35%
Class A (Net Expense Ratio)	1.35%	1.21%	1.21%
Class C (Gross Expense Ratio)	2.06%	2.82%	2.10%
Class C (Net Expense Ratio)	2.05%	1.96%	1.96%
Class I (Gross Expense Ratio)	1.06%	1.82%	1.10%
Class I (Net Expense Ratio)	1.05%	0.96%	0.96%
Class R6 (Gross Expense Ratio)	0.95%	1.71%	0.99%
Class R6 (Net Expense Ratio)	0.94%	0.85%	0.85%
Class NAV (Gross Expense Ratio)	0.94%	1.70%	0.98%
Class NAV (Net Expense Ratio)	0.93%	0.84%	0.84%

37.	Comment — Under “Where to Get More Information,” please confirm why there is no reference to the Acquiring Fund’s Class NAV Summary Prospectus.
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Response — Supplementally, the Trust confirms that there is no reference to the Class NAV Summary Prospectus as the Acquiring Fund’s Class NAV does not currently file a Summary Prospectus.

38.	Comment — Under “Where to Get More Information,” please ensure that “incorporation by reference” is hyperlinked.

Response — The Trust will make the requested change.

39.	Comment —Under “Proposal — Reorganization of John Hancock Short Duration Credit Opportunities Fund – Approval of Agreement and Plan of Reorganization between John Hancock Short Duration Credit Opportunities Fund and John Hancock Opportunistic Fixed Income Fund,” please clarify that the Target Fund Board unanimously recommends the approval of the proposal.

Response — The Trust has revised the disclosure as follows:

The Target Fund Board unanimously recommends that shareholders vote FOR this proposal.

40.	Comment — Under “Summary Comparisons of Target Fund to Acquiring Fund — Comparison of Funds’ Investment Objectives, Strategies, and Policies — Portfolio Managers,” please confirm that the listed portfolio managers are the current portfolio managers for the Target Fund.

Response — The Trust will remove Catherine M. Nolan form the list of Target Fund portfolio managers as she no longer serves as a portfolio manager of the Target Fund.

41.	Comment — Under “Summary Comparisons of Target Fund to Acquiring Fund – Investment Objectives and Principal Investment Strategies,” please highlight the similarities and differences in the principal investment strategies.

Response — Please see response to Comment 1 above.

42.	Comment — Under “Summary Comparisons of Target Fund to Acquiring Fund – Investment Objectives and Principal Investment Strategies,” please confirm whether the securities held by the Target Fund are also denominated in U.S. dollars or foreign currencies.

Response — Supplementally, the Trust confirms that the securities held by the Target Fund may be denominated in U.S. dollars or foreign currencies.

43.	Comment — Under “Summary Comparisons of Target Fund to Acquiring Fund – Investment Objectives and Principal Investment Strategies,” please explain why the Target Fund will reposition a significant portion of its portfolio holdings if the Funds have substantially similar investment strategies.

Response — The Trust has revised the disclosure as follows:

The Advisor believes that such repositioning may be significant as different portfolio management teams will make different investment decisions, even if the strategies of the funds they manage are similar, given the broad universe of securities and differences in investment processes. The Target Fund is expected to sell approximately 99.5% of its investments and invest the proceeds of such sales in treasury instruments, ~~or hold~~ cash and/or cash equivalents, or in securities currently held by the Acquiring Fund.

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44.	Comment — Under “Summary Comparisons of Target Fund to Acquiring Fund – Investment Objectives and Principal Investment Strategies,” please reconcile the statement noting that the sale of portfolio securities by the Target Fund are expected into result in brokerage commissions and will result in anticipated capital loss, with the statement noting the reorganization is not expected to result in any change to the investment objective or investment policies of the Acquiring Fund, or any change in the portfolio composition.

Response — Supplementally, the Trust notes that the repositioning and the resulting capital loss are attributable to the Target Fund, whereas the statement that substantial change in portfolio composition would not occur is relevant only to the Acquiring Fund. As a result the Trust has revised the disclosure as follows:

The Reorganization is not expected to result in any change to the investment objective or principal investment policies of the Acquiring Fund, or any substantial change in portfolio composition of the Acquiring Fund.

45.	Comment — Under “Comparison of Fund Classes,” please clarify why the Target Fund’s Class R2, Class R4 and Class R5 shares are not involved in the Reorganization and please note how the Target Fund will liquidate.

Response — Please see response to Comment 5 above.

46.	Comment — Under “Comparison of Fund Classes,” please reconcile the sales charges for Class A against the sales charges noted in the “Comparison of Expenses” section.

Response — The Trust has revised the disclosure as follows:

▪	Class A shares of the Acquiring Fund are offered with a front-end sales charge of 5.00%. Class A shares of the Target Fund are offered with a front-end sales charge of 2.50%.

▪	Class A shares of the Acquiring Fund are offered with a ~~front-end sales charge and there is a~~ 1.00% contingent deferred sales charge (“CDSC”) on certain investments in Class A shares, including those of $1 million or more that are sold within one year of purchase. Class A Shares of the Target Fund are offered with a 0.50% CDSC on certain investments in Class A shares, including those of $250,000 or more that are sold within one year of purchase.

47.	Comment — Under “Comparison of Fund Classes,” please add the small account fee amount for the Class A Shares of the Target and Acquiring Funds.

Response — The Trust has added disclosure as follows:

▪	Class A shares charge a small account fee of $20 for fund account balances under $1,000.

48.	Comment — Under “Comparison of Fund Classes,” please add the small account fee amount for the Class C Shares of the Target and Acquiring Funds.
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Response — The Trust has added disclosure as follows:

▪	Class C shares charge a small account fee of $20 for fund account balances under $1,000.

49.	Comment — Under “Comparison of Fund Classes,” please reconcile the statement “Class I shares are offered with no front-end sales charge and are not subject to a CDSC. However, if you purchase Class I Shares through a broker acting solely as an agent on behalf of its customers, you may be required to pay a commission to the broker” with the lack of front-end sales charge disclosed in the table under the “comparison of Expenses” section.

Response —The Trust notes that Class I shares may be utilized as “clean shares” because they are shares without any sales charges, 12b-1 fees or other asset-based fees for the sales or distributions, and although shareholders are not charged sales charges for Class I shares by the Funds, a brokerage firm may separately require shareholders to pay a sales commission. The Trust further notes that such a commission is not a front-end shares charge that Class I charges. The Trust also notes that each of the Funds’ prospectuses include the following disclosure with respect to Class I shares: “Although the fund does not impose any sales charges on Class I shares, you may pay commissions to your broker on your purchases and sales of Class I shares.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

50.	Comment — Under “Comparison of Fund Classes — Commencement Dates,” please explain how the Acquiring Fund Class NAV is a part of the Reorganization despite the fact that it ceased operations in 2019.

Response — The Trust notes that although the Acquiring Fund’s Class NAV has ceased operations, it has not terminated and continues to be shelf registered under an updated registration statement. The Acquiring Fund’s Class NAV will issue Class NAV shares to shareholders of the Target Fund in an amount equal to the value of the Target Fund’s net assets attributable to its Class NAV shares. These shares will be distributed to the Target Fund’s Class NAV shareholders in proportion to their holdings on the Reorganization date.

51.	Comment — Under “Comparison of Fund Classes — Commencement Dates,” please reconcile how the Acquiring Fund’s Class 1 shares are not involved in the Reorganization, while the Target Fund is going to be terminated after the Reorganization.

Response — The Trust notes that although the Acquiring Fund has Class 1 shares, the Target Fund does not have a corresponding Class 1 share class or any other share class that will merge into the Acquiring Fund Class 1 share class, and therefore the Acquiring Fund Class 1 share class will not be involved in the Reorganization.

52.	Comment — Under “Comparison of Investment Risks,” please supplementally explain and consider revisions to the presentation of the Funds’ Equity Securities, Foreign Securities, Hedging, Derivatives and Other Strategic Transaction, and Sector Risks.

Response — Please refer to the Trust’s response to Comment 7.

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53.	Comment — Under “Comparison of Advisory Arrangements,” please provide a comparison of the subadvisory agreements, which include comparisons of their expense structures and highlight differences between the two subadvisory agreements.

Response — The Trust notes that unlike a proxy for a subadvisor change or information statement pursuant to a manager of managers exemptive order, where an information statement with a comparison of the subadvisors is included, in this case the proxy requests that Target Fund shareholders approve an Agreement and Plan of Reorganization pursuant to which the Target Fund would be reorganized into the Acquiring Fund which clearly has a different subadvisor. As Target Fund shareholders are not being asked to approve a new subadvisory agreement, a comparison of subadvisory agreements and their terms is not required. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

54.	Comment — Under “Comparison of Advisory Arrangements,” please update the disclosure to clearly identify the Investment Advisor, and the subadvisors.

Response — The Trust has updated the disclosure as follows:

Your Fund’s and the Acquiring Fund’s advisory agreements are substantially identical. As noted in the table under “Investment Advisor” and “Investment Subadvisor,” JHIM serves as the investment advisor for each Fund, Stone Harbor serves as the Target Fund’s subadvisor and Wellington serves as the Acquiring Fund’s subadvisor.

55.	Comment — Under “Comparison of Advisory Arrangements,” please update the disclosure to include an example of next steps that could be taken.

Response — The Trust has updated the disclosure as follows:

If the Reorganization is not approved by shareholders of the Target Fund, the Board will consider next steps, which may include continuing to operate the Target Fund as a stand-alone fund, liquidating the Target Fund, merging the Target Fund with other funds, or such other options the Board may consider.

56.	Comment —Under “Proposal to Approve an Agreement and Plan of Reorganization – Reasons for the Reorganization,” please update the disclosure so that the summary of the reorganization is included at the beginning in plain English. Also include the fact that the Acquiring Fund is smaller than the Target Fund and also that the Acquiring Fund has generally underperformed the Target Fund, prior to and subsequent to the change in principal investment strategies and subadvisor.

Response — The Trust has updated the disclosure as follows:

The Board has unanimously approved the Reorganization of the Target Fund into the Acquiring Fund and believes that it will benefit shareholders of the Target Fund by allowing shareholders of the Target Fund to pursue a similar investment objective in a larger combined fund. As fixed costs are spread across the larger asset base of a combined fund with a greater potential for asset growth, overall gross shareholder expenses may be reduced in the future. The Target Fund had more assets under management as of May 10, 2021 and has generally outperformed the Acquiring Fund, even after a change in subadvisor and principal investment strategy in February 2020. The Acquiring Fund and the Target Fund

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currently have similar investment objectives, each Fund invests primarily in fixed income securities across multiple asset types, geographies, credit tiers, and time horizons. Each Fund may invest in cash or money market instruments for the purpose of meeting redemption requests or making other anticipated cash payments.

57.	Comment —Under “Proposal to Approve an Agreement and Plan of Reorganization – Reasons for the Reorganization,” please update the second and third paragraph under the title so that the disclosure is in plain English.

Response — The Trust believes that the current disclosure is clearly articulated. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

58.	Comment —Under “Proposal to Approve an Agreement and Plan of Reorganization – Reasons for the Reorganization,” please note that the Acquiring Fund had lower performance despite having a similar investment style.

Response — The Trust has updated the disclosure as follows:

The Funds’ Trustees review each of the various funds in the John Hancock Funds complex on an ongoing basis as part of their fiduciary responsibilities. The Board considered that the Acquiring Fund has underperformed the Target Fund for the year-to date for the four months ended April 30, 2021, the one-, five- and the ten-year trailing periods ended April 30, 2021 for each share class other than Class C with respect to the five- and the ten-year trailing periods ended April 30, 2021. The Acquiring Fund outperformed the Target Fund over the three-year trailing period ended April 30, 2021. The Board also considered that prior to February 28, 2020, the Acquiring Fund was managed by a different subadvisor pursuant to different strategies, and thus, the performance presented prior to this date should not be attributed to the current subadvisor, Wellington. The Board further considered that the Acquiring Fund continued to underperform in most instances after the change in subadvisor with an investment strategy that is substantially similar the Target Fund’s investment strategy. The Board also considered the potential for better performance in the future, post-reorganization as the Acquiring Fund would have an increase in assets, it would allow for more time for the subadvisor to produce a track record with the investment strategy, and the Acquiring Fund would commence offering retail share classes. The Acquiring Fund’s performance shown below might have differed materially had Wellington managed the Acquiring Fund prior to February 28, 2020. After review and analysis, the Adviser recommended, and the Board concluded, that the Acquiring Fund would offer investors a fixed income-investment style similar to that of the Target Fund, with higher gross expenses and lower net expenses after expense waivers for each share class and before expense waivers for Class A shares, the potential for lower future expenses and the potential for better future performance. As a result, the Board believes that the proposed Reorganization, as well as combining the assets of both Funds resulting in economies of scale, is in the best interests of the Target Fund and its shareholders.

59.	Comment —Under “Proposal to Approve an Agreement and Plan of Reorganization – Reasons for the Reorganization,” please support the statement that the Acquiring Fund would offer investors the potential for better future performance.
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Response — Supplementally, the Trust notes that management believes the Acquiring Fund’s strategy as of February 28, 2020, while similar to the Target Fund, will better position the combined fund for the long-term through an increase in assets, more time for the subadvisor to produce a track record with the investment strategy, and the initial offering of retail share classes by the Acquiring Fund.

60.	Comment —Under “Proposal to Approve an Agreement and Plan of Reorganization – Reasons for the Reorganization,” please update the fee disclosure into a chart format.

Response — The Trust has revised the disclosure as follows:

As shown in the table below~~Specifically~~, the pro forma net expense ratios of the combined Acquiring Fund’s Class C, Class I, Class R6 and Class NAV shares as of February 28, 2021 were 1.21%, 1.96%, 0.96%, 0.85% and 0.84%, respectively, after current expense waivers, whereas the expense ratios of the Target Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of May 10, 2021 were 1.35%, 2.05%, 1.05%, 0.94% and 0.93%, respectively, after current expense waivers.

As shown in the table below~~Additionally~~, the pro forma gross expense ratios of the classes of shares of the combined ~~aA~~cquiring ~~f~~Fund are expected to be higher than the respective operating expense ratios for the corresponding share class of the Target Fund~~your fund~~ before expense waivers for Class C, Class I, Class R6 and Class NAV shares. Specifically, the pro forma gross expense ratios of the combined Acquiring Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of February 28, 2021 were 1.35~~2.07~~%, 2.10~~2.82~~%, 1.10~~1.82~~%, 0.99~~1.71~~% and 0.98~~1.70~~% respectively, before current expense waivers, whereas the expense ratios of the Target Fund’s Class A, Class C, Class I, Class R6 and Class NAV shares as of May 10, 2021 were 1.36%, 2.06%, 1.06%, 0.95% and 0.94%, respectively, before current expense waivers. In addition, the Target Fund’s advisory fee schedule is higher than that of the Acquiring Fund. After the expiration of the current expense waivers, if the expense waivers are not continued past their expiration date, the expenses borne by shareholders of the Acquiring Fund would increase.

	John Hancock Short Duration Credit Opportunities Fund (Target Fund) (12-month period ended January 31, 2021, adjusted for Target Fund assets as of May 10, 2021)	John Hancock Opportunistic Fixed Income Fund (Acquiring Fund) (12-month period ended February 28, 2021)	John Hancock Opportunistic Fixed Income Fund (Acquiring Fund) (Pro Forma combining Target Fund and Acquiring Fund) (12-month period ended February 28, 2021)
Class A (Gross Expense Ratio)	1.36%	2.07%	1.35%
Class A (Net Expense Ratio)	1.35%	1.21%	1.21%
Class C (Gross Expense Ratio)	2.06%	2.82%	2.10%
Class C (Net Expense Ratio)	2.05%	1.96%	1.96%
Class I (Gross Expense Ratio)	1.06%	1.82%	1.10%
Class I (Net Expense Ratio)	1.05%	0.96%	0.96%
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Class R6 (Gross Expense Ratio)	0.95%	1.71%	0.99%
Class R6 (Net Expense Ratio)	0.94%	0.85%	0.85%
Class NAV (Gross Expense Ratio)	0.94%	1.70%	0.98%
Class NAV (Net Expense Ratio)	0.93%	0.84%	0.84%

61.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Board Consideration of the Reorganization,” please disclose any adverse considerations by the Board.

Response — Please see response to Comments 22 and 25 above.

62.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Board Consideration of the Reorganization,” please provide the disclosure in Item 8 earlier in the filing.

Response — The Trust has updated the disclosure under “Proposal – Reorganization of John Hancock Short Duration Credit Opportunities Fund – Approval of Agreement and Plan of Reorganization between John Hancock Short Duration Credit Opportunities Fund and John Hancock Opportunistic Fixed Income Fund” to read as follows:

Under this Agreement, the Target Fund would transfer all of its assets to the Acquiring Fund in exchange for shares in the Acquiring Fund, as described in the Agreement. These shares would be distributed proportionately to the shareholders of the Target Fund. The direct costs of the Reorganization will be borne by the Target Fund. The Acquiring Fund would also assume substantially all of the liabilities of the Target Fund. The Board unanimously recommends that shareholders vote FOR this proposal.

63.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” please confirm that the validity of the statement that the Acquiring Fund outperformed the Target Fund over the three-year trailing period ended April 30, 2021.

Response — The Trust notes that the Acquiring Fund did outperform the Target Fund over the three-year trailing period ended April 30, 2021 for all share classes except for Class A. The Trust has revised the disclosure as follows:

The Acquiring Fund outperformed the Target Fund over the three-year trailing period ended April 30, 2021 for each share class other than Class A.

64.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” please update the disclosure that corresponds with each Average Annual Total Return Table so that it states that Class 1 shares would have substantially similar performance to the other share class because the shares invest in similar portfolio holdings. In addition, update to state that annual returns would only differ to the extent classes have different expenses.

Response — The Trust has revised the disclosure as follows:

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John Hancock Opportunistic Fixed Income Fund, Class A

As of the date of the Acquiring Fund’s currently effective prospectus, Class A shares of the Acquiring Fund had not commenced operations, so the returns shown are those of Class 1 shares, except that they include any sales charges. Returns for Class A shares would have been substantially similar to returns of Class 1 shares because each share class is invested in the same portfolio of securities and returns would differ only to the extent that expenses of the classes are different. To the extent expenses of a class would have been higher than expenses of Class 1 shares for the periods shown, performance would have been lower.

John Hancock Opportunistic Fixed Income Fund, Class C

As of the date of the Acquiring Fund’s currently effective prospectus, Class C shares of the Acquiring Fund had not commenced operations, so the returns shown are those of Class 1 shares, except that they include any sales charges. Returns for Class C shares would have been substantially similar to returns of Class 1 shares because each share class is invested in the same portfolio of securities and returns would differ only to the extent that expenses of the classes are different. To the extent expenses of a class would have been higher than expenses of Class 1 shares for the periods shown, performance would have been lower.

John Hancock Opportunistic Fixed Income Fund, Class I

As of the date of the Acquiring Fund’s currently effective prospectus, Class I shares of the Acquiring Fund had not commenced operations, so the returns shown are those of Class 1 shares~~, except that they include any sales charges~~. Returns for Class I shares would have been substantially similar to returns of Class 1 shares because each share class is invested in the same portfolio of securities and returns would differ only to the extent that expenses of the classes are different. To the extent expenses of a class would have been higher than expenses of Class 1 shares for the periods shown, performance would have been lower.

John Hancock Opportunistic Fixed Income Fund, Class R6

As of the date of the Acquiring Fund’s currently effective prospectus, Class R6 shares of the Acquiring Fund had not commenced operations, so the returns shown are those of Class 1 shares~~, except that they include any sales charges~~. Returns for Class R6 shares would have been substantially similar to returns of Class 1 shares because each share class is invested in the same portfolio of securities and returns would differ only to the extent that expenses of the classes are different. To the extent expenses of a class would have been higher than expenses of Class 1 shares for the periods shown, performance would have been lower.

John Hancock Opportunistic Fixed Income Fund, Class NAV

As of the date of the Acquiring Fund’s currently effective prospectus, Class NAV shares of the Acquiring Fund had not commenced operations, so the returns shown are those of Class 1

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shares~~, except that they include any sales charges~~. Class NAV shares had commenced operations on October 17, 2005 and ceased operations on April 17, 2019. Returns shown after Class NAV shares ceased operations are those of Class 1 shares. Returns for Class NAV shares would have been substantially similar to returns of Class 1 shares because each share class is invested in the same portfolio of securities and returns would differ only to the extent that expenses of the classes are different. To the extent expenses of a class would have been higher than expenses of Class 1 shares for the periods shown, performance would have been lower.

65.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” please explain why there are different reference indexes if the principal investment strategies are substantially similar.

Response — Supplementally, the Trust notes that while the Funds have substantially similar principal investment strategies, they are not identical. The Trust further notes that Funds’ benchmarks have been determined to be appropriate broad-based securities market indexes for each Fund’s investment strategy.

66.	Comment —Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” please explain the basis for providing the three-year performance information in light of the fact that Form N-1A does not require three-year performance comparison.

Response — Supplementally, the Trust notes that the three-year performance information was included to provide for a more fulsome review of performance, especially given the fact that prior to February 28, 2020, the Acquiring Fund was managed by a different subadvisor pursuant to a different investment strategy.

67.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” please remove the disclosure indicating that the share class includes sales charges if it does not.

Response — Please see response to Comment 64.

68.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” please note that for the five-year performance and the ten-year performance basis Class C shares of the Acquiring Fund outperformed the Class C shares of the Target Fund.

Response — The Trust has revised the disclosure as follows:

The Board considered that the Acquiring Fund has underperformed the Target Fund for the year-to date for the four months ended April 30, 2021, the one-, five- and the ten-year trailing periods ended April 30, 2021 for each share class other than Class C with respect to the five- and the ten-year trailing periods ended April 30, 2021.

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69.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” please update the disclosure to remove duplicative disclosure with respect to the John Hancock Opportunistic Fixed Income Fund, Class NAV.

Response — Please see response to Comment 64.

70.	Comment —Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” please update the disclosure that corresponds with Class I’s Average Annual Total Return Table so that it states that Class 1 shares would have substantially similar performance to the other share class because the shares invest in similar portfolio holdings. In addition, update to state that annual returns would only differ to the extent that classes have different expenses.

Response — Please see response to Comment 64.

71.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” please explain what is the basis of giving the performance as of April 30, 2021. Additionally, if the Acquiring Fund’s Class NAV shares ceased operations in 2019, how is the 2020 and 2021 performance reflected?

Response — Supplementally, the Trust notes that the average annual total returns were provided as of April 30, 2021 to the Funds’ Board as it was the most currently available performance information and to provide for a complete twelve months of performance after the changes in subadvisor and principal investment strategies, which occurred on February 28, 2020. Additionally, with respect to the Acquiring Fund’s Class NAV shares, the returns shown for the periods after it ceased operations on April 17, 2019 are those of Class 1 shares.

72.	Comment —Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” please reconcile the discrepancies between the disclosure stating that the Reorganization would provide the Target Fund’s shareholders with the potential for better future performance and the disclosure noting that the Acquiring Fund will continue to have the same performance history following the Reorganization as it had prior to the Reorganization.

Response — Supplementally, the Trust notes that management believes the Acquiring Fund’s strategy as of February 28, 2020, while similar to the Target Fund, will better position the combined fund for the long-term through an increase in assets, more time for the subadvisor to produce a track record with the investment strategy, and the initial offering of retail share classes by the Acquiring Fund.

73.	Comment —Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” similar to Comments 62 and 67, please confirm that the validity of the statements that the Acquiring Fund outperformed the Target Fund over the three-year trailing period ended April 30, 2021. Additionally, please reconcile the disclosure with the fact that for the five-year performance and the ten-year performance basis Class C shares of the Acquiring Fund outperformed the Class C shares of the Target Fund.

Response — The Trust confirms that the Acquiring Fund did outperform the Target Fund over the three-year trailing period ended April 30, 2021 for all share classes except for Class A. The Trust has revised the disclosure as follows:

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Fourth, the Acquiring Fund has underperformed the Target Fund ~~for the~~ year-to-date for the four months ended April 30, 2021, and the one-, five- and the ten-year trailing periods ended April 30, 2021 for each share class other than Class C. The Acquiring Fund underperformed the Target Fund year-to-date for the four months ended April 30, 2021 and the one-year trailing period ended April 30, 2021 and outperformed the Target Fund with respect to the five- and the ten-year trailing periods ended April 30, 2021 for Class C. The Acquiring Fund outperformed the Target Fund over the three-year trailing period ended April 30, 2021 for each share class other than Class A. Although it is understood that no assurances may be given that the combined fund will achieve any particular level of performance after the Reorganization. The Acquiring Fund ~~is expected to~~will be the accounting survivor of the Reorganization. As such, the Acquiring Fund will continue to have the same performance history following the Reorganization as it had prior to the Reorganization.

74.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Average Annual Total Returns,” please disclose whether the Board considered the change of subadvisor.

Response — Supplementally, the Trust confirms that the Board considered the material aspects of the reorganization as presented by management at the Board’s June 24th meeting. The Trust has revised the disclosure as follows:

Fifth, shareholders of the Acquiring Fund will experience no change in shareholder services as a result of the Reorganization and the Advisor provides the same advisory services to each Fund. The Board considered all material aspects of the reorganization, including the change in subadvisor. Wellington is currently the subadvisor to the Acquiring Fund and, following the Reorganization, is expected to continue to provide investment advisory services and personnel to the combined fund of at least the same quality as the services it currently provides to the Acquiring Fund. The same individuals that currently serve as the portfolio managers of the Acquiring Fund are expected to continue to act as the portfolio managers of the combined fund after the Reorganization.

75.	Comment — Under “Funds’ Past Performance,” the disclosure states that the Acquiring Fund outperformed the Target Fund over the three-year trailing period ended April 30, 2021. However, the charts that follow show performance as of calendar year end. Please revise so that the narrative disclosure focuses on, and is reflective of, the information that follows.

Response — The Trust has revised the disclosure as follows:

Class A shares of the~~The~~ Acquiring Fund ~~underperformed~~outperformed Class A shares of the Target Fund for the ~~year-to-date~~ one-, five-, and the ten-year average annual total return periods ended December 31~~April 30, 2021~~. To the extent expenses of Class A shares of the Acquiring Fund would have been higher than expenses of Class 1 shares of the Acquiring Fund for the periods shown, Class A shares’ performance would have been lower. ~~The Acquiring Fund outperformed the Target Fund over the three-year trailing period ended April 30, 2021. The Acquiring Fund outperformed the Target Fund over the three-year trailing period ended December 31, 2021 for each share class other than Class A.~~

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76.	Comment —Under “Funds’ Past Performance,” please provide bar charts for all applicable classes.

Response — The Trust notes that Item 5(a) of Form N-14 requires an open-ended investment company to furnish the information provided in Items 2-8 of Form N-1A. Instruction 3(a) to Item 4 of Form N-1A states that a registrant with a multiple class fund only needs to provide a bar chart showing calendar year returns for one class of such fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment. Additionally, the Trust will remove bar charts of Class NAV of the Target Fund and Class R6 and Class NAV of the Acquiring Fund.

77.	Comment — Under “Funds’ Past Performance – Acquiring Fund’s Past Performance,” if Class 1 shares are representative of Class A, Class C, Class I and Class R6 shares because the applicable shares have not commenced operations, please update the caption to refer to Class 1 shares.

Response — The Trust believes that there is sufficient and appropriate disclosure regarding the fact that the information presented represents Class 1 performance adjusted for any sales charges and that referring to Class A in the heading to “Calendar year total returns” is appropriate and not misleading. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

78.	Comment —Under “Funds’ Past Performance – Acquiring Fund’s Past Performance,” please explain why the bar chart for Class R6 shares is included if Class 1 is representative of Class A, Class C, Class I and Class R6 shares?

Response — Please see response to Comment 76 and 77 above.

79.	Comment — Under “Funds’ Past Performance – Average annual total returns for periods ended December 31, 2020 (%) – John Hancock Short Duration Credit Opportunities Fund (Target Fund),” please update the disclosure above the table to note that after-tax returns are only shown for Class A shares only per Instruction 3(c)(ii) to Item 4(b)(2).

Response — The Trust has revised the disclosure as follows:

Please note that after-tax returns (shown for Class A ~~and Class NAV~~ shares only) reflect the highest individual federal marginal income-tax rate in effect as of the date provided and do not reflect any state or local taxes.

80.	Comment —Under “Funds’ Past Performance – Average annual total returns for periods ended December 31, 2020 (%),” please reiterate which share class’s performance is included for each share class that is not operational.

Response — The Trust notes that the suggested additional disclosure is currently included in the “Funds’ Past Performance” section just above the “Average annual total returns for periods ended December 31, 2020 (%)” subsection. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

81.	Comment — Under “Funds’ Past Performance – Average annual total returns for periods ended December 31, 2020 (%) – John Hancock Opportunistic Fixed Income Fund (Acquiring Fund),”
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similar to Comment 79, please update the disclosure above the table to note that after-tax returns are only shown for Class A shares only per Instruction 3(c)(ii) to Item 4(b)(2).

Response — The Trust has revised the disclosure as follows:

Please note that after-tax returns (shown for Class A ~~and Class NAV~~ shares only) reflect the highest individual federal marginal income-tax rate in effect as of the date provided and do not reflect any state or local taxes.

82.	Comment — Under “Funds’ Past Performance – Average annual total returns for periods ended December 31, 2020 (%),” please add disclosure related to share classes that have not commenced operations or have ceased operations.

Response — The Trust notes that the suggested additional disclosure is currently included in the Performance Section. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

83.	Comment — Under “Voting Rights and Votes Required,” please revise the table disclosing the effect of broker non-votes on quorum. The staff believes that as this is a non-routine matter, the broker has no right to submit a proxy on behalf of a shareholder unless there is specific voting instructions, in which case, the Trust would not be able to consider broker non-votes for purposes of determining quorum.

Response — As disclosed in the proxy statement/prospectus, uninstructed shares, commonly known as “broker non-votes”, are counted as shares entitled to vote at the shareholder meeting in determining whether a quorum is present, but do not count as votes cast for a proposal and have the effect of a vote against the proposal. This is provided for in the Trust’s governing documents. Specifically, the Trust’s Bylaws, Section 3.5, requires the Fund to count uninstructed shares towards the determination as to whether quorum is present at a shareholder meeting. The Trust is a Massachusetts business trust. As such, under Massachusetts law, the Trust’s governing documents must be followed, in particular with respect to quorum requirements. As is common in the asset management industry, broker dealers often hold fund shares on a record basis for certain beneficial shareholders. If those beneficial shareholders fail to vote their proxies, then a broker dealer may choose to deliver those uninstructed shares to a fund. In this case, should the Fund receive certain uninstructed shares for the Meeting, upon receipt of those uninstructed shares, the Fund would then be legally obligated to tabulate them in accordance with its governing documents. The uninstructed shares, if received, would be properly included in the Fund’s calculation of quorum for the Meeting, but would not be included as votes “for” the proposal outlined in the proxy statement. The uninstructed shares therefore had the same effect as an abstention or a vote against the proposal. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

84.	Comment — Under “Voting Rights and Votes Required,” please revise the disclosure to include a section titled “Comparative Shareholder Rights” noting that as the Funds are series of the same Trust, the Shareholder rights are identical.

Response — The Trust has added the disclosure as follows:

Comparative Shareholder Rights

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The Target and Acquiring Funds are series of the John Hancock Funds II, organized as a Massachusetts business trust under the laws of The Commonwealth of Massachusetts, and an open-end management investment company registered under the 1940 Act. The Target Fund and Acquiring Fund are organized as series of the same Trust, with one set of organizational documents that confer identical rights to shareholders of both Funds. Accordingly, there are no differences between the rights of shareholders of the Funds, and such is expected to continue following the reorganization.

85.	Comment — Under “Information Concerning the Meeting – Revoking Proxies,” please clarify the disclosure to include proxies by mail, telephone, and internet.

Response — The Trust has revised the disclosure as follows:

The Target Fund shareholder signing and returning a proxy by mail, or voting a proxy via telephone or internet has the power to revoke it at any time before it is exercised:

86.	Comment — Under “Information Concerning the Meeting – Telephone Voting,” please disclose the approximate costs of the telephone voting platform, and who pays for such costs. Please update disclosures throughout the Proxy/Prospectus accordingly.

Response — The Trust notes that the proxy statement/prospectus states that the proxy solicitation services were agreed to, discloses the costs of the services and notes that the costs would be borne by the Target Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

87.	Comment — Under “Information Concerning the Meeting – Telephone Voting,” please disclose further information on how to revoke telephone voting.

Response — Please see response to Comment 85 above. As the ability to revoke telephone voting has been included in the section entitled “Revoking Proxies,” the Trust respectfully declines to make any changes in response to this comment.

88.	Comment — Under “Information Concerning the Meeting – Internet Voting,” please disclose further information on how to revoke internet voting.

Response — Please see response to Comment 85 above. As the ability to revoke internet voting has been included in the section entitled “Revoking Proxies,” the Trust respectfully declines to make any changes in response to this comment.

89.	Comment — In the SAI, please consider providing a summary list of service providers.

Response — The Trust respectfully notes that such information is included in the statements of additional information for the Target Fund and Acquiring Fund, both of which are incorporated by reference into the Registration Statement. The Trust respectfully declines to make any changes in response to this comment.

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90.	Comment — In the Part C, please provide the relevant EDGAR 1933 Act identifying codes for the filing.

Response — The Trust will consider making the requested change in the next routine annual update of the Acquiring Fund’s registration statement.

91.	Comment — In the Part C, please ensure that all exhibits are hyperlinked.

Response — The Trust will ensure this is done at the next routine annual update of the Acquiring Fund’s registration statement.

92.	Comment — In the Part C, with respect to Exhibit 12, please add undertaking that final form of opinion on tax matters will be filed.

Response — The Trust confirms that the final form of the opinion on tax matters will be filed.

* * * * *

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Harsha Pulluru, Assistant Secretary of the Trust
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